Dimensional

February 22, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Stirling

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258
Dimensional Investment Group Inc.
File Nos. 33-33980 and 811-6067

Dear Ms. Stirling:

On behalf of DFA Investment Dimensions Group Inc. and Dimensional Investment Group Inc. (each a “Registrant,” and together, the “Registrants”), following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 115/116 to the Registration Statement of DFA Investment Dimensions Group Inc. and Post-Effective Amendment Nos. 55/56 to the Registration Statement on Form N-1A of Dimensional Investment Group Inc. (each an “Amendment” and together the “Amendments”), each filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 14, 2009, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrants’ responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendments.

PROSPECTUSES

Front Cover- All Portfolios

1.           Comment.  Please delete the paragraph appearing under the names of the Registrant(s) on the front cover of each prospectus. Please also delete the information that appears below the caption “Institutional Class Shares” on the front cover of each prospectus.

Response.  The Registrants have removed the first paragraph under the names of the Registrant(s) and the second to last paragraph on the front cover.  The instruction to Item 1 of Form N-1A states that “a Fund may include on the front cover page . . . any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b) states that a Fund may include, except in response to Items 2 through 8, information that is not otherwise required so long as the information is not incomplete,

U.S. Securities and Exchange Commission
February 22, 2010

inaccurate, or misleading and does not, because of the nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.  The Registrant(s) believe that the additional information that remains on the front cover does not obscure or impede the understanding of the information that is required to be included.

Investment Objective- All Feeder Portfolios

2.           Comment.  Please delete the second sentence under the heading “Investment Objective” for each Feeder Portfolio.

Response.  The Registrants believe that this sentence, which describes the master/feeder structure, is necessary to avoid investor confusion.  The sections “Annual Fund Operating Expenses,” “Example” and “Portfolio Turnover,” each require disclosures that discuss a Feeder Portfolio’s corresponding Master Fund.  The Registrants believe that the information provided in the Summary sections identified above will be confusing to investors if the first time that a Feeder Portfolio’s Master Fund is identified is in the “Principal Investment Strategies” section.  Item 2 permits a fund to identify its type or category.  The Registrants believe that it is not inconsistent with Item 2 for a Feeder Portfolio to disclose information about its unusual structure.

Investment Objective- Fixed Income Portfolios

3.           Comment.  The DFA Two-Year Global Fixed Income Portfolio, DFA Selectively Hedged Global Fixed Income Portfolio, DFA Five Year Government Portfolio and DFA Short-Term Extended Quality Portfolio, each includes the phrase “maximize total returns” in its investment objective.  Please include a statement after each Portfolio’s investment objective that total return is comprised of income and capital appreciation.

Response.  The requested changes have been made.

4.           Comment.  For each of the DFA Two-Year Global Fixed Income Portfolio, DFA Selectively Hedged Global Fixed Income Portfolio, DFA Five Year Government Portfolio and DFA Short-Term Extended Quality Portfolio, please identify how the Portfolio will achieve the capital appreciation component of total return in its investment objective.

Response.  The Advisor considers both income and capital appreciation when making investment decisions for each of the listed Portfolios.  For example, when evaluating the eligible universe for the particular portfolio, the Advisor will consider both the income and capital appreciation potential of the eligible securities rather than simply purchasing the security with the highest income potential.

5.           Comment.  For the DFA One-Year Fixed Income Portfolio, please make sure that the investment strategy is tied to the stated investment objective to “achieve a stable

U.S. Securities and Exchange Commission
February 22, 2010

real return in excess of inflation with minimum of risk.”  Currently the strategy section discusses maximizing total returns.

Response.  The first sentence of the third paragraph under “Principal Investment Strategies” in the summary section for the DFA One-Year Fixed Income Portfolio will be modified to state: “The One-Year Portfolio seeks to achieve its investment objective by generally investing in a universe of high quality fixed income securities that typically mature in one year or less.”

6.           Comment.  The DFA Five Year Global Fixed Income Portfolio’s investment objective is to “provide a market rate of return for a fixed income portfolio with low relative volatility of returns.”  Please provide an explanatory sentence following the investment objective, which should address what “low volatility of returns” means.  Also please make sure the investment strategy is tied to the investment objective.  Currently the strategy section discusses maximizing total returns.

Response.  The following sentence will be added after the investment objective under the same heading: “The Five-Year Global Portfolio seeks to focus the eligible universe on securities with relatively less expected upward or downward movement in market value.”

Fees and Expenses of the Portfolio – All Portfolios

7.           Comment.  Please delete the second sentence under the heading “FEES AND EXPENSES OF THE PORTFOLIO.”

Response.  The sentence has been deleted.

8.           Comment.  In the “Annual Fund Operating Expenses” table, please revise the caption “Total Annual Operating Expenses” to read “Total Annual Fund Operating Expenses,” and the caption “Net Expenses” to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement or (Recovery).”

Response.  The requested changes have been made.

9.           Comment.  For each applicable Portfolio, with respect to the footnote to the “Annual Fund Operating Expenses” table describing the Fee Waiver and Expense Assumption Agreement, please revise the disclosure to state whether the fee waiver may be terminated during the one-year contractual period.

Response.  The second sentence in the footnote describing the Fee Waiver and Expense Assumption Agreement for each applicable Portfolio has been revised as follows:  “The Fee Waiver and Expense Assumption Agreement for the [name] Portfolio will remain in effect through March 1, 2011, and may not be terminated by the Advisor prior to that date.”

U.S. Securities and Exchange Commission
February 22, 2010

10.          Comment.  For each applicable Portfolio, please move the sentence under the “Example” that discloses that the affect of the fee and/or expense waiver is reflected in the costs for the first year only to appear as the second to the last sentence of the paragraph that precedes the “Example” table.

Response.  The requested changes have been made.

11.           Comment.  For each applicable Portfolio, please delete the current footnote to the caption “Acquired Fund Fees and Expenses,” which is not permitted.  A footnote may be included that explains that there are differences in the Total Annual Fund Operating Expenses disclosed in the Annual Fund Operating Expenses table and the Financial Highlights due to the inclusion of Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table.

Response.  The current footnote has been deleted and replaced with the following:  “Since the “Acquired Fund Fees and Expenses” are not directly borne by the Portfolio, they are not reflected in the Portfolio’s financial statements, and therefore, the amounts listed in “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement or (Recovery)” will differ from those presented in the Financial Highlights.”

Fees and Expenses of the Portfolio – All Feeder Portfolios

12.          Comment.  For each Feeder Portfolio, please delete the first footnote to the “Annual Fund Operating Expenses” table.

Response.  The footnote identified in Comment 12 is required by Instruction 1.(d)(i) to Item 3.

13.           Comment.  For each Feeder Portfolio, please delete the last sentence under the heading “Example.”

Response.  The disclosure identified in Comment 13 is required by Instruction 1.(d)(i) to Item 3.

Fees and Expenses of the Portfolio – Enhanced U.S. Large Company Portfolio, U.S. Small Cap Value Portfolio, U.S. Targeted Value Portfolio, U.S. Small Cap Portfolio, U.S. Micro Cap Portfolio, DFA One-Year Fixed Income Portfolio and DFA Two-Year Fixed Income Portfolio

14.           Comment.  For each applicable Portfolio, please delete the footnote to the “Annual Fund Operating Expenses” table that states that the Management Fee includes the investment advisory fee and the administrative fee paid to the Advisor.

Response.  The footnote has been deleted for each applicable Portfolio.

U.S. Securities and Exchange Commission
February 22, 2010

Performance – All Portfolios

15.           Comment.  The second to last sentence in the first paragraph of the “Performance” section, which discloses that index returns do not reflect a deduction for fees, expenses or taxes, should be deleted.  The information contained in this sentence should appear in a parenthetical next to the name of the index in the performance table.

Response.  The requested changes have been made.

16.           Comment.  In the “Performance Section,” only include the sentence discussing a negative pre-tax total return if such disclosure is applicable to the Portfolio.

Response.  The requested change has been made.

17.           Comment.  In the “Performance Section,” please explain the reason for the footnotes for the Standard & Poor’s and Merrill Lynch indices.

Response.  The footnotes are required by each respective index provider.

Performance – Emerging Markets Portfolios

18.           Comment.  In the “Performance Section,” please eliminate the footnote to the performance table that discusses reimbursement fees.

Response.  The requested changes have been made.

Performance – DFA One-Year Fixed Income Portfolio

19.           Comment.  In the “Performance Section,” please eliminate footnote (1) to the performance table.

Response.  The requested change has been made.

Investment Advisor/Portfolio Management– All Portfolios

20.           Comment.  For each Portfolio, please revise the “Investment Advisor/Portfolio Management” section in the summary so that it only includes the name of the investment advisor, the name of each portfolio manager, the title of each portfolio manager and the length of service of each portfolio manager.

Response.  The “Investment Advisor/Portfolio Management” section in the summary has been revised accordingly for each Portfolio.

Purchase and Redemption of Fund Shares– All Portfolios

U.S. Securities and Exchange Commission
February 22, 2010

21.           Comment.  For each Portfolio, delete the first sentence and the last two sentences of the paragraph under the heading “Purchase and Redemption of Fund Shares.”  Also, please revise the second sentence to include the phrase “on any business day” between the words “Portfolio” and “by”.  Also include the investment minimum for each Portfolio.

Response.  Each Portfolio will delete the first sentence of the paragraph and revise the second sentence as requested.  The Registrants believe that the two sentences describing the investors eligible to purchase a Portfolio are necessary to avoid purchase requests from individuals who do not meet a Portfolio’s criteria for investment.  The Portfolios do not have a minimum investment amount.

Principal Risks

22.           Comment.  For each applicable Portfolio, please add more disclosure regarding the risks of investing in derivatives.

Response.  The last sentence of the “Derivatives” risk disclosure for each applicable portfolio will be deleted and replaced by the following:  “Derivative securities are subject to a number of risks including liquidity, interest rate, market, credit and management risks, and the risk of improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Portfolio could lose more than the principal amount invested.”

23.           Comment.  For each Portfolio that discloses “small company risk,” please enhance the discussion regarding the risks of investing in small companies.

Response.  The disclosure for “Small Company Risk” will be modified to read as follows:

Small Company Risk:  Securities of small companies are often less liquid than those of large companies and this could make it difficult to sell a small company security at a desired time or price.  As a result, small company stocks may fluctuate relatively more in price.  In general, smaller capitalization companies are also more vulnerable than larger companies to adverse business or economic developments and they may have more limited resources.

24.           Comment.  For the U.S. Large Cap Value Portfolio, U.S. Small Cap Value Portfolio, U.S. Targeted Value Portfolio, U.S. Core Equity 1 Portfolio, U.S. Core Equity 2 Portfolio, U.S. Vector Equity Portfolio, DFA International Value Portfolio, International Core Equity Portfolio, DFA International Small Cap Value Portfolio, International Vector Equity Portfolio, Emerging Markets Value Portfolio and Emerging Markets Core Equity Portfolio, please add “Value Investment Risk.”

Response.  We will add a “Value Investment Risk” to each of the identified Portfolios that will read as follows:

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February 22, 2010

Value Investment Risk:  Value stocks may perform differently from the market as a whole and following a value-oriented investment strategy may cause the Portfolio to at times underperform equity funds that use other investment strategies.

25.           Comment.  For the U.S. Core Equity 1 Portfolio, U.S. Core Equity 2 Portfolio, U.S. Vector Equity Portfolio, International Core Equity Portfolio and International Vector Equity Portfolio,” please add “Growth Style Investment Risk.”

Response.  The Registrant does not consider growth style investing to be a principal strategy or principal risk of the Portfolios identified above.  It is the investment strategy of each of these Portfolios to have less exposure to growth stocks than such stocks are represented in the entire investment market.

26.           Comment.  For the U.S. Large Company Portfolio, Enhanced U.S. Large Company Portfolio and U.S. Large Cap Value Portfolio, please add “Large Cap Risk.”

Response.  The Registrants believe that this investment risk is adequately covered by each Portfolio’s discussion of Market Risk.

27.           Comment.  For the DFA Real Estate Securities Portfolio, DFA International Real Estate Securities Portfolio and DFA Global Real Estate Securities Portfolio, please combine “Risks of Concentrating in the Real Estate Industry” with “Real Estate Investment Risk.”

Response.  The requested revision has been made.

28.           Comment.  For the DFA International Real Estate Securities Portfolio and DFA Global Real Estate Securities Portfolio, are there any risks specific to foreign investments in real estate that should be disclosed?

Response.  The risk that certain foreign investments in real estate may be classified as PFICs has been added to the “Risks of Concentrating in the Real Estate Industry.”

29.           Comment.  For the Japanese Small Company Portfolio, please add disclosure regarding the risks specific to investing in Japanese companies.

Response.  A “Japan Market Risk” will be added to the Portfolio’s principal risks.  The new risk disclosure will read as follows:

Japan Market Risk:  Because the Portfolio concentrates investments in Japan, the Portfolio’s performance is expected to be closely tied to the social, political and economic conditions within Japan and to be more volatile than the performance of funds with more geographically diverse investments.

30.           Comment.  For the United Kingdom Small Company Portfolio, please add disclosure regarding the risks specific to investing in United Kingdom companies.

Response.  A “United Kingdom Market Risk” will be added to the Portfolio’s principal risks.  The new risk disclosure will read as follows:

U.S. Securities and Exchange Commission
February 22, 2010

United Kingdom Market Risk:  Because the Portfolio concentrates investments in the United Kingdom, the Portfolio’s performance is expected to be closely tied to the social, political and economic conditions within the United Kingdom and to be more volatile than the performance of funds with more geographically diverse investments.

31.           Comment.  For the Continental Small Company Portfolio, please add disclosure regarding the risks specific to investing in European companies.

Response.  A “European Market Risk” will be added to the Portfolio’s principal risks.  The new risk disclosure will read as follows:

European Market Risk:  Because the Portfolio concentrates investments in European countries, the Portfolio’s performance is expected to be closely tied to the social, political and economic conditions within such European countries and to be more volatile than the performance of funds with more geographically diverse investments.

32.           Comment.  For the Asia Pacific Small Company Portfolio, please add disclosure regarding the risks specific to investing in pacific rim companies.

Response.  A “Asia Pacific Market Risk” will be added to the Portfolio’s principal risks.  The new risk disclosure will read as follows:

Asia Pacific Market Risk:  Because the Portfolio concentrates investments in Asia Pacific countries, the Portfolio’s performance is expected to be closely tied to the social, political and economic conditions within such Asia Pacific countries and to be more volatile than the performance of funds with more geographically diverse investments.

Principal Investment Strategies

33.           Comment.  For each Portfolio that invests in ETFs and money market funds, if the investments in ETFs and money market funds are only for cash management purposes and such investments are not part of the principal investment strategy, then move the discussion from the summary section to the back of the prospectus.  If investing in ETFs and money markets funds are principal investment strategies, then add investing in other funds as a principal risk.

Response.  The discussion regarding investments in ETFs and money market funds will be moved from the summary section to the section entitled, “Additional Information on Investment Objective and Policies.”

U.S. Securities and Exchange Commission
February 22, 2010

34.           Comment.  For each Domestic Equity Portfolio, please enhance the discussion in the “Principal Investment Strategies” summary section to better explain how the Portfolio identifies eligible securities for investment.

Response.  To enhance the discussion that appears in the first paragraph under “Principal Investment Strategies,” each Portfolio will add the following sentence:  “The Advisor does not intend to purchase or sell securities based on prospects for the economy, the securities markets or the individual issuers whose shares are eligible for purchase.”

35.           Comment.  For each International Equity Portfolio, please enhance the discussion in the “Principal Investment Strategies” summary section to better explain how the Portfolio identifies eligible securities for investment.

Response.  To enhance the discussion that appears in the first paragraph under “Principal Investment Strategies,” each Portfolio will add the following sentence:  “The Advisor does not intend to purchase or sell securities based on prospects for the economy, the securities markets or the individual issuers whose shares are eligible for purchase.”

36.           Comment.  For U.S. Large Company Portfolio, please remove the word “generally” from the following sentence:  “The U.S. Large Company Portfolio invests substantially all of its assets in the U.S. Large Company Series, which generally invests in the stocks that comprise the S&P 500 Index . . . ..”

Response.  The requested revision has been made.

37.           Comment.  For U.S. Large Company Portfolio and Enhanced U.S. Large Company Portfolio, please explain why the paragraph that begins “About the S&P 500 Index” is included in the “Principal Investment Strategies” summary section.

Response.  This disclosure is required by the Registrants’ contract with Standard & Poor’s.

38.           Comment.  For the Enhanced U.S. Large Company Portfolio, please include the average maturity and investment quality descriptions of the fixed income investments in the “Principal Investment Strategies” summary section.

Response.  Average maturity and investment quality descriptions have been added to disclosure concerning fixed income investments in the “Principal Investment Strategies” summary section.

39.           Comment.  For U.S. Core Equity 1 Portfolio, U.S. Core Equity 2 Portfolio, U.S. Vector Equity Portfolio, International Core Equity Portfolio and International Vector Equity Portfolio, please revise the paragraph in the “Principal Investment Strategies” summary section regarding the Portfolio’s increased exposure to small and value companies to make the discussion of the strategy clearer.

Response.  The requested revisions have been made.

U.S. Securities and Exchange Commission
February 22, 2010

40.           Comment.  For the DFA Real Estate Securities Portfolio and the DFA International Real Estate Securities Portfolio, in the “Principal Investment Strategies” summary section, please include the test used to determine if a company is principally engaged in the real estate industry.

Response.  The following disclosure was added for each Portfolio:  “The Portfolio generally considers a company to be principally engaged in the real estate industry if the company (i) derives at least 50% of its revenue or profits from the development, ownership, construction, management, or sale of residential, commercial, industrial, or other real estate; (ii) has at least 50% of the value of its assets invested in residential, commercial, industrial, or other real estate; or (iii) is organized as a REIT or REIT-like entity.  REIT-like entities are types of real estate companies that pool investors’ funds for investment primarily in income producing real estate or real estate related loans or interests.”

41.           Comment.  For each Fixed Income Portfolio, please enhance the discussion in the “Principal Investment Strategies” summary section to better explain how the Portfolio identifies eligible securities for investment.

Response.   For each Portfolio, except the DFA Intermediate Government Fixed Income Portfolio, the disclosure was revised to read as follows:  “In constructing an investment portfolio, the Advisor identifies a broadly diversified universe of eligible securities with precisely defined maturity ranges and credit quality characteristics.   The Advisor will then seek to purchase a broad and diverse portfolio of securities meeting these credit quality standards.  In making these purchase decisions, if the anticipated maturity risk premium is greater for longer-term securities in the eligible maturity range, the Advisor will focus investment in that longer-term area, otherwise, the portfolio will focus investment in the short-term range of the eligible maturity range.  The Advisor also places priority on efficiently managing portfolio turnover and keeping trading costs low.”

For the DFA Intermediate Government Fixed Income Portfolio, the disclosure was revised to read as follows:  “In constructing an investment portfolio, the Advisor identifies a broadly diversified universe of eligible securities with precisely defined maturity ranges and credit quality characteristics.   The Advisor will then seek to purchase a broad portfolio of securities that result in the Portfolio maintaining similar characteristics to the whole universe of eligible securities.  The Advisor also places priority on efficiently managing portfolio turnover and keeping trading costs low.”

42.           Comment.  For the DFA One-Year Fixed Income Portfolio, DFA Two-Year Global Fixed Income Portfolio, DFA Selectively Hedged Global Fixed Income Portfolio, and DFA Short-Term Extended Quality Portfolio, please discuss the legal authority for each Portfolio’s concentration policy.

Response.   In The First Australia Fund, Inc., SEC No-Action Letter (pub. Avail. July, 29, 1999), the SEC staff confirmed its position that a fund may adopt a concentration policy that allows for periods of concentration and non-concentration based on a policy providing specific criteria defining when the fund will concentrate in an industry.  In First Australia, the SEC staff stated that “ Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”   The Registrant believes that the concentration policy disclosed in the prospectus and SAI for each identified Portfolio provides clear, objective limitations on the Advisor’s discretion with respect to concentrating in the banking industry because the determination as to whether a Portfolio will concentrate in the banking industry is based on a comparison of the yield to maturity of banking industry securities and the overall market during a set period of time.   The Registrants believe the Portfolios’ concentration policy meets the standards described for concentration policies.

U.S. Securities and Exchange Commission
February 22, 2010

                               43.           Comment.  For the DFA Two-Year Global Fixed Income Portfolio and DFA Selectively Hedged Global Fixed Income Portfolio, credit quality information should be included in the summary section and not cross-referenced to another section of the prospectus.

Response.  A sentence has been added to each of the identified Portfolios’ summary sections that states the Portfolio’s investments are investment grade.

44.           Comment.  The disclosure for the DFA Intermediate Government Fixed Income Portfolio states that the Portfolio may invest more than 5% of its assets in obligations of foreign governments.  Is there a limit on the amount that may be invested in foreign governments?

Response.  The Portfolio does not have a limit on the amount that may be invested in foreign government obligations, other than any applicable limits under the 1940 Act.  As a matter of practice, we note that this Portfolio does not generally invest more than 5% of its assets in obligations of foreign governments and the highlighted disclosure is included solely to preserve flexibility.

45.           Comment.  For DFA Inflation-Protected Securities Portfolio, please provide disclosure to explain the “credit quality characteristics” referenced in the “Principal Investment Strategies” summary section.

Response.  In the summary section, the prospectus states that the Portfolio “ordinarily invests in inflation-protected securities issued by the U.S. government and its agencies and instrumentalities” and as such, the credit quality of the Portfolio’s investments will be that of such U.S. government and agency issuers.  To clarify this point, the second sentence of the third paragraph under “Principal Investment Strategies” in the summary section will be modified and restated as follows:  “The Inflation-Protected Portfolio ordinarily invests in

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February 22, 2010

inflation-protected securities issued by the U.S. government and its agencies and instrumentalities and the credit quality of such inflation-protected securities will be that of such applicable U.S. government, agency or instrumentality issuer.”

46.           Comment.  For DFA Inflation-Protected Securities Portfolio, please explain the discussion of maximizing risk-adjusted total returns as discussed in the “Principal Investment Strategies” summary section, and how it is consistent with the Portfolio’s investment objective.

Response.   The first sentence of the third paragraph under “Principal Investment Strategies” in the summary section will be modified and restated as follows:  “The Inflation-Protected Portfolio seeks its investment objective by investing in a universe of inflation-protected securities that are structured to provide returns that at least keep up with the rate of inflation over the long-term.”

47.           Comment.  For DFA Inflation-Protected Securities Portfolio, the disclosure references types of inflation-protected securities other than TIPS.  Please describe these other inflation-protected securities.

Response.  As a supplemental response, the reference to other types of inflation-protected securities in the description of this Portfolio’s investment strategy is included to preserve the ability to invest in such securities if they should be available in the future.

48.           Comment.  For DFA Short-Term Municipal Bond Portfolio, please explain the discussion of maximizing risk-adjusted total returns as discussed in the “Principal Investment Strategies” summary section, and how it is consistent with the Portfolio’s investment objective.

Response.  The first sentence of the third paragraph under “Principal Investment Strategies” in the summary section for the Portfolio will be modified and restated as follows: “The Short-Term Municipal Bond Portfolio seeks its investment objective by investing primarily in a universe of investment grade municipal securities, the interest on which is exempt from regular federal income tax.”

49.           Comment.  For DFA Short-Term Municipal Bond Portfolio, please add disclosure that interest may not necessarily be exempt from the alternative minimum tax.

Response.  Currently, the Portfolio includes disclosure in the “Principal Investment Strategies” summary section that states that the Portfolio does not currently intend to invest in securities whose interest is subject to the federal alternative minimum tax.

50.           Comment.  For DFA California Short-Term Municipal Bond Portfolio, please explain the discussion of maximizing risk-adjusted total returns as discussed in the “Principal Investment Strategies” summary section, and how it is consistent with the Portfolio’s investment objective.

Response.  The first sentence of the third paragraph under “Principal Investment Strategies” in the summary section for the Portfolio will be modified and restated as follows: “The California Municipal Bond Portfolio seeks its investment objective by investing primarily in a universe of municipal securities issued by or on behalf of California state or local governments and their agencies, instrumentalities and regional governmental authorities, the interest on which is exempt from regular federal income tax and the state personal income tax of California.”

U.S. Securities and Exchange Commission
February 22, 2010

                                 51.           Comment.  For DFA California Short-Term Municipal Bond Portfolio, please add disclosure that interest may not necessarily be exempt from the alternative minimum tax.

Response.  Currently, the Portfolio includes disclosure in the “Principal Investment Strategies” summary section that states that the Portfolio does not currently intend to invest in securities whose interest is subject to the federal alternative minimum tax.

52.           Comment.  For DFA California Short-Term Municipal Bond Portfolio, as a non-concentrated Portfolio, how can the Portfolio invest more than 25% of its assets in municipal securities issued to finance projects in a particular segment of the bond market?

Response.  It is the Portfolio’s position, as stated in its SAI, that based on previous SEC staff guidance, the concentration policy does not apply to tax-exempt securities investments issued by governments or political sub-divisions of governments because such issuers do not belong to a particular “industry.”

53.           Comment.  For DFA California Short-Term Municipal Bond Portfolio, add the phrase “but not in the same industry” to the end of the following sentence:  “The Portfolio may invest more than 25% of its assets in industrial development bonds.”

Response.  Please see the above response to Comment 52.  Because the Portfolio takes the position that tax-exempt securities investments issued by governments or political sub-divisions do not belong to a particular “industry,” we do not believe the suggested language is appropriate.

54.           Comment.  For DFA Short-Term Extended Quality Portfolio, the Portfolio states that it will maintain an average portfolio duration of three years or less.  The policy should read that the Portfolio will maintain an average dollar weighted maturity of three years or less.

Response.  The Registrant believes that the Portfolio’s policy of maintaining an average duration of three years or less is not inconsistent with the use of the term “short-term” in the Portfolio’s name.  The reference to “short-term” refers to the portfolio duration of the Portfolio rather than the maturity of the bonds.  The SEC staff stated in the Frequently Asked Questions about Rule 35d-1 that the maturity guidelines provided by the staff were not intended to act as a safe harbor with respect to a fund’s name.  The Registrant believes that its duration policy helps to ensure that the Portfolio’s name does not become misleading.

U.S. Securities and Exchange Commission
February 22, 2010

Additional Information on Investment Objective and Policies

55.           Comment.  For the Large Cap International Portfolio, DFA International Value Portfolio, International Core Equity Portfolio, DFA International Real Estate Securities Portfolio, DFA International Small Cap Value Portfolio and International Vector Equity Portfolio, in the “Additional Information on Investment Objective and Policies” section, please include the disclosure that states that the Portfolio will invest in three or more non-U.S. countries, and that at least  40% of the Portfolio’s assets will be invested in companies associated with countries other than the U.S.

Response.  The requested disclosure has been added.

Management of the Funds

56.           Comment.  For each portfolio manager listed, please include five years of business experience, including each title held during that five years.

Response.  The requested disclosure has been added.

SAIs

57.           Comment.  For the One-Year Fixed Income Portfolio, DFA Two-Year Global Fixed Income Portfolio, DFA Selectively Hedged Global Fixed Income Portfolio and DFA Short-Term Extended Quality Portfolio, the concentration restriction should not reference disclosure contained in the prospectus.  This fundamental investment restriction should be changed to include the full text of the concentration policy as stated in the prospectus when the Registrant next calls a shareholder meeting.  Please include a discussion of the policy referenced in the restriction in the SAI.

Response.  A discussion of the policy referenced in the restriction has been added to the SAI.  The Registrant will seek to amend the fundamental investment restriction to remove the cross-reference to the prospectus the next time that a shareholder meeting is called for the Portfolios.

58.           Comment.  Please confirm that the disclosure in each SAI regarding codes of ethics includes a discussion of the Portfolios’ principal underwriter’s code of ethics.

Response.  The disclosure regarding the code of ethics in the SAI includes a discussion of the code of ethics for the principal underwriter.

* * * * * *

In connection with each Registrant’s response to the SEC Staff’s comments on the Amendments, as requested by the Staff, each Registrant acknowledges that:  (i) the Registrant is

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February 22, 2010

responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Valerie A. Brown
Valerie A. Brown, Esq.
Vice President
DFA Investment Dimensions Group Inc.
Dimensional Investment Group Inc.